April 22, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  FSI Low Beta Absolute Return Fund
File Nos. 333-176227 and 811-22595
Pre-Effective Amendment 2

Dear Sir or Madam:

Please find enclosed for filing on behalf of FSI Low Beta Absolute Return Fund (the “Fund”), pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations of the Securities and Exchange Commission ("the Commission") thereunder, and the Investment Company Act of 1940, as amended, and the General Rules of Regulations of the Commission thereunder, one electronically signed Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (the "Pre-Effective Amendment No. 2").

The Fund is filing Pre-Effective Amendment No. 2 to: (1) respond to comments received from the staff of the U.S. Securities and Exchange Commission (the "SEC") by telephone on Thursday, October 25, 2012 on Pre-Effective Amendment No. 1 to the Trust's Registration Statement on Form N-2, as filed with the SEC on September 21, 2012 ("Pre-Effective Amendment No. 1"); (2) attached required exhibits; (3) update disclosures continued in Fund's registration statement on Form N-2; and (4) make other clarifying, updating and stylistic changes to the Fund's registration statement on Form N-2.  Pre-Effective Amendment No. 2 is marked to show changes made to Pre-Effective Amendment No. 1.  This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Fund.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (207) 228-7295.

Sincerely,

/s/ Leslie K. Klenk
Leslie K. Klenk

cc:           Gary Gould, FSI Low Beta Absolute Return Fund